SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

MetaSwarm, Inc.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

59139W109

(CUSIP Number)

Wesley John Boudville
c/o Metaswarm, Inc.
530 S. Lake Ave. #186
Pasadena, CA 91101

(626) 792-0153

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

Note:  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*  The  remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934  ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see  the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSONS Wesley John Boudville I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES	7	SOLE VOTING POWER 18,912,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 18,912,000
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,912,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.25%
14	TYPE OF REPORTING PERSON* IN

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Item 1.  Security and Issuer.

This statement relates to the Common Stock, par value $.001 per share (the “Common Stock”), of MetaSwarm, Inc., a Florida Corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 530 S. Lake Ave. #186, Pasadena, CA 91101.

Item 2. Identity and Background.

This statement is being filed by Wesley Boudville, the Chief Science Officer of MetaSwarm, Inc.  Mr. Boudville’s business address is 530 S. Lake Ave. #186, Pasadena, CA 91101.

During the past five years, Mr. Boudville has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Boudville owned a 23.32% interest in MetaSwarm Holdings, Inc., a privately held corporation organized under the laws of the State of Nevada.  On April 7, 2007, pursuant to the Agreement and Plan of Merger, the stockholders of MetaSwarm Holdings exchanged all of their stock in MetaSwarm Holdings for an aggregate of 81,102,808 shares of the Issuer’s common stock and MetaSwarm Holdings became a wholly-owned subsidiary of the Issuer.  Pursuant to the Agreement and Plan of Merger, Mr. Boudville received 18,912,000 shares of the Issuer’s common stock.

Item 4. Purpose of Transaction.

As described above, Mr. Boudville’s acquisition of these shares was made pursuant to the Agreement and Plan of Merger by which the Issuer acquired all of the issued and outstanding capital stock of MetaSwarm Holdings from the MetaSwarm Holdings shareholders in exchange for 81,102,808 shares of the Issuer’s common stock.

At the time Mr. Boudville acquired his shares, the Issuer was a shell company.  Mr. Boudville acquired his shares in connection with a transaction whereby the Issuer acquired all of the outstanding capital stock of MetaSwarm Holdings and the former stockholders of MetaSwarm Holdings acquired a controlling interest in the Issuer in a transaction accounted for as a reverse merger.  This merger and related transactions are described in the Issuer’s Form 10SB which was filed with the Securities and Exchange Commission on October 4, 2007.  Except as set forth in this Item 4 and in the Form 10SB, Mr. Boudville does not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

As of December 4, 2007, Mr. Boudville beneficially owned 18,912,000 shares or 20.25% of the Issuer’s common stock.  Mr. Boudville has the sole power to vote or dispose of all of his respective shares.  Mr. Boudville is a director and Chief Executive Officer of the Issuer.  Mr. Boudville has not effectuated any other transactions involving the Issuer’s securities in the last 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Boudville and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

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Exhibit No.	Description of Exhibit
1	Agreement and Plan of Merger, incorporated by reference to Exhibit 2.1 of the Form 10SB filed by the Issuer on October 4, 2007.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

December 14, 2007	By:	/s/ Wesley Boudville
Wesley Boudville

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